SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

On September 30, 2002, Stratevest & Co. ("Stratevest") held 572,997.725 shares of the Equity Index Fund (the "Fund"), constituting 91.21% of the Fund. As of January 31, 2003, the Fund had ceased operations and no longer held any assets. As a result, Stratevest's percentage of ownership decreased from 91.21% to 0%.